GABBIT CORP.
                             Gymnasiumstrasse 19-21,
                              Vienna, Austria 1180
                              Tel. +43-720-816-770
                           Email: gabbitcorp@gmail.com


July 8, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Ryan Adams

GABBIT CORP.
Registration Statement on
Form S-1 (File No. 333-210573)

Dear Mr. Ryan Adams:

     Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, GABBIT CORP. (the "Company") hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to Tuesday, July 12, 2016 at 11:00 a.m. Eastern Time, or as soon thereafter as may be practicable.

     The Company hereby acknowledges that:

     * should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     * the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     * the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

                             Very truly yours,


                             By: /s/ Vladimir Karelin
                                ------------------------------------------------
                             Name:  Vladimir Karelin
                             Title: President, Director, Treasurer and Secretary
                                    (Principal Executive, Financial and
                                    Accounting Officer)